CUSIP No. 98212L 101	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JMU Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Haohan Xu

12 East 49 Street, 17th Floor
New York, New York 10017

Phone: (617) 922-9896

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 180 ordinary shares of the Issuer.

CUSIP No. 98212L 101	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haohan Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

1,011,303,374
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

1,011,303,374
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,303,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.95%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(2) Calculated based on the number in Row 11 above divided by 2,108,869,528 Ordinary Shares (excluding 759,600 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of May 21, 2019 after the Acquisition (as defined below), as disclosed in the Share Purchase Agreement (as defined below).

CUSIP No. 98212L 101	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) constitutes the Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 18, 2019 (the “Original Schedule 13D”), by Mr. Haohan Xu (“Mr. Xu” or the “Reporting Person”) with respect to the ordinary shares (“Ordinary Shares”) of JMU Limited, a Cayman Islands company (the “Issuer”), whose principal executive office is located at 2/F, No. 608, Macau Road, Putuo District, Shanghai 200060, People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

On May 21, 2019, Mr. Xu, the Issuer and Unicorn Investment Limited, a company incorporated under the laws of British Virgin Islands (“Unicorn”), entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which Mr. Xu acquired 632,660,858 newly issued Ordinary Shares in consideration for the shares of Unicorn held by Mr. Xu, being all the issued and outstanding shares of Unicorn (the “Acquisition”). Immediately following the closing of the Acquisition on May 21, 2019, Unicorn became a wholly owned subsidiary of the Issuer, and Mr. Xu held in the aggregate 1,011,303,374 Ordinary Shares.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, which has been filed as Exhibit 99.5, and which is incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

Registration Rights Agreement

On May 21, 2019, the Issuer and Mr. Xu entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide Mr. Xu with certain registration rights of the Ordinary Shares held by Mr. Xu.

Upon receipt of a written request from the holders of ten percent (10%) of the registrable securities then outstanding requesting the Issuer effect a registration under the Securities Act covering all of part of the shares held by them, the Issuer shall, as soon as it is practicable, but in no event later than ninety days (90) after receipt of such written request, file with the Commission, and use its reasonable best efforts to cause to be declared effective, a registration statement, or a shelf registration statement. However, the Issuer shall not be obligated to effect any such registration if the aggregate offering price (before deduction of underwriting discounts, commissions and expenses) relating to such registration is less than $5,000,000.

If, at any time, the Issuer files a registration statement with the Commission, holders of registration rights under the Registration Rights Agreement will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Issuer to include in any such registration that number of shares held by them, subject to certain prescribed limitations provided in the Registration Rights Agreement.

The Issuer may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.

The description of the Registration Rights Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which has been filed as Exhibit 99.6, and which is incorporated herein by reference in its entirety.

CUSIP No. 98212L 101	Page 4 of 6 Pages

Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, the Reporting Person, as a shareholder of the Issuer, may engage in communications, without limitation, with management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Person may deem relevant to his investment in the Issuer.

Although the Reporting Person has no present agreement to acquire additional securities of the Issuer, he intends to review his investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The responses to rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 2,108,869,528 Ordinary Shares (excluding 759,600 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of May 21, 2019 after the Acquisition, as disclosed in the Share Purchase Agreement.

Except as disclosed in this Statement, the Reporting Person presently does not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that he may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Person did not effect any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

Item 3 and Item 4 are incorporated herein by reference in their entirety.

CUSIP No. 98212L 101	Page 5 of 6 Pages

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Markland (Hong Kong) Investment Limited.

99.2*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Universal Hunter (BVI) Limited.

99.3*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Vertical Channel Limited.

99.4*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.

99.5	Share Purchase Agreement, dated as of May 21, 2019, by and among the Issuer, Mr. Xu and Unicorn

99.6	Registration Rights Agreement, dated as of May 21, 2019, by and between the Issuer and Mr. Xu

* Previously filed.

CUSIP No. 98212L 101	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2019

Haohan Xu

/s/ Haohan Xu